Exhibit 4.5

EUPRAXIA PHARMACEUTICALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

For the Three and Nine Months ended September 30, 2023

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

This management’s discussion and analysis (“MD&A”) has been prepared as of November 14, 2023 and should be read in conjunction with the interim condensed consolidated financial statements of Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) as at and for the three and nine months ended September 30, 2023 and the related notes thereto and in conjunction with the amended and restated audited consolidated financial statements of the Company and related notes thereto for the years ended December 31, 2022 and 2021 which are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in Canadian dollars unless otherwise noted. In this MD&A, unless the context requires otherwise, references to “we” or “our” are references to Eupraxia. Additional information relating to the Company is available in our annual information form (“AIF”), filed on SEDAR on March 23, 2023.

All regulatory filings to-date and communication from the Company have been made referencing EP-104IAR. In the interest of greater clarity for investors, the Company will use EP-104IAR when referring to the product candidate that is intended for intra-articular (“IAR”) injections for indications such as osteoarthritis (“OA”), EP-104GI when referring to the product candidate that is intended for submucosal injections in the GI tract for indications such as eosinophilic esophagitis (“EoE”), and simply refer to the product candidate as EP-104 in conjunction with topics that are related to both EP-104IAR and EP-104GI.

Forward-Looking Statements

Certain statements and information in this MD&A contain forward-looking statements or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including, without limitation, statements containing the words “may,” “might,” “will,” “likely,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “goal,” “outlook,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “forecast,” “estimate,” “potential,” “target,” “seek,” “contemplate,” “continue,” “design,” and “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words and similar expressions. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this MD&A.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as factors that we believe are appropriate. Forward-looking statements in this MD&A include, but are not limited to, statements relating to:

●	the Company’s business strategies and objectives, including current and future plans, expectations and intentions;
●	the Company’s ability to obtain sufficient funding for our operations, including funding for research, development and commercial activities;
●	the Company’s projected operating expenses and capital expenditures;
●	the Company’s ability to achieve profitability;
●	projected revenues, future trends, opportunities and growth in the Company’s industry and the drug development markets;
●	the Company’s ability to maintain and enhance its competitive advantages and technological advantages;
●	the entry into commercial partnerships and commercialization of our technology;
●	the Company’s ability to enter into definitive agreements with its contract research organizations (“CROs”);
●	the Company’s ability to enter into co-development and/or collaborative partnerships;
●	the Company’s clinical development programs and activities and the estimated timing thereof;
●	the timing, status and results of clinical trials, including with respect to patient recruitment and data readout;
●	the success of regulatory submissions;
●	the obtaining of potential regulatory approval;
●	the hiring of additional research and development team members;

●	the potential for the Company’s technology to impact the drug delivery process;
●	the development of additional intellectual property, ability to patent or otherwise protect such developed intellectual property and licenses with third parties for intellectual property;
●	the ability of patents and notices of allowance to provide protection over intellectual property in applicable jurisdictions;
●	the Company’s ability to protect, expand upon and exploit its existing intellectual property;
●	the entry into sponsored research agreements and the benefits therefrom;
●	the competitive advantages of the Company and its technology;
●	the Company’s product candidates and results gathered from studies thereof;
●	the development of products from the Company’s competitors;
●	the application of regulations and standards to the Company’s future products and services or research and development activities;
●	the Company’s retention of funds or payment of dividends;
●	the translation of the Company’s technologies and expansion of its offerings into clinical applications;
●	the benefits to patients from Eupraxia’s platforms;
●	the value of the strategic relationship to Eupraxia’s clients and investors;
●	the ability of the Fast Track designation from the U.S. Food and Drugs Administration (the “FDA”) to facilitate the development and potentially expedite the review of EP-104;
●	the Company’s engagement with legal and regulatory authorities in various jurisdictions;
●	the demand and commercial viability of the Company’s technology; and
●	the demand and market acceptance for products developed by the Company.

Forward-looking statements and information involve significant risks, assumptions, uncertainties and other factors that may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements or information and, accordingly, should not be read as guarantees of future performance or results. These risks and factors include, but are not limited to:

●	we have a limited operating history and have no products approved for commercial sale, which may make it difficult to evaluate our current business and predict our future success and viability;
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we will require substantial additional financing to achieve our goals and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts;

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we are substantially dependent on the success of our lead product candidate EP-104IAR, which is currently in clinical trials, and EP-104GI, and if we are unable to complete development of, obtain approval for and commercialize EP-104IAR and EP-104GI in a timely manner, our business will be harmed;

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if we breach any of the agreements under which we license rights to our product candidates or technology from third parties, we could lose license rights that are important to our business. Our current license agreement may not provide an adequate remedy for its breach by the licensor;

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adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect the Company’s current and projected business operations and its financial condition and results of operations;

●	clinical trials are expensive, time consuming and difficult to design and implement and may fail to demonstrate adequate safety and efficacy of our product candidates;
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the results of previous preclinical studies and clinical trials may not be predictive of future results, and the results of our current and planned clinical trials may not satisfy the requirements of the FDA or comparable foreign regulatory authorities or provide the basis for regulatory approval;

●	our lead product candidate may not be successful for its intended use;
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our current and future product candidates will require regulatory approval, which is costly, and we may not be able to obtain it and we may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications;

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the clinical trials of our product candidates may not demonstrate safety and efficacy to the satisfaction of the FDA, European Medicine Agency (“EMA”) or other comparable foreign regulatory authorities or otherwise produce positive results;

●	we completely rely on third parties to provide supplies and inputs required for our products;
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we rely on external CROs to provide clinical and non-clinical research services; if such CROs do not successfully carry out their contractual duties including to comply with applicable laws and regulations or meet expected deadlines, our business could be substantially harmed;

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the manufacture of drugs is complex and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide adequate supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented;

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the outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our clinical trials may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities. Terminating the development of any of our product candidates could materially harm our business and the market price of the common shares in the capital of the Company (the “Common Shares”);

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interim, initial, “top-line”, and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data;

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any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could seriously harm our business;

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our current or future product candidates may cause significant adverse events, toxicities or other undesirable side effects when used alone or in combination with other products that may result in a safety profile that could inhibit regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences;

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where appropriate and applicable, we may seek approval from the FDA or comparable foreign regulatory authorities through the use of expedited approval pathways, such as Fast Track designation or orphan drug designation; even if we receive Fast Track designation or other designation, we can provide no assurance that we will be able to obtain FDA approval sooner or if at all;

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if we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our drug candidates, if approved, we may be unable to generate any product revenue;

●	we have a novel technology with uncertain market acceptance, if approved;
●	if we experience delays or difficulties in the enrollment and/or maintenance of patients in clinical trials, our clinical development activities could be delayed or otherwise adversely affected;
●	the FDA, EMA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction;
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obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions;

●	if the market opportunity for any product candidate that we or our strategic partners develop is smaller than we believe, our revenue may be adversely affected and our business may suffer;
●	even if our product candidates receive regulatory approval, they will be subject to significant post marketing regulatory requirements and oversight;
●	FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates;
●	the FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off label uses;
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disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business;

●	we rely on key personnel;
●	we may not be able to successfully execute our business strategy;
●	we are in a highly competitive industry which is continuously evolving with technological changes;
●	our future success will depend on our ability to continually enhance and develop our product candidates;
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we may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success;

●	changes in methods of product candidate manufacturing or formulation may result in additional costs or delay;
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if we are unable to differentiate EP-104IAR from existing therapies for treatment of OA, or if the U.S. Food and Drug Administration or other applicable regulatory authorities approve generic products that compete with EP-104IAR, our ability to successfully commercialize EP-104IAR would be adversely affected;

●	a variety of risks associated with potential international business relationships could materially adversely affect our business;
●	collaboration arrangements we may enter into in the future may not be successful;
●	we may acquire businesses or products, or form strategic alliances in the future, and we may not realize the benefits of such acquisitions or alliances;

●	we have traditionally relied on key collaborations and grants;
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we are subject to evolving global laws and regulations relating to privacy, data protection and information security, which may require us to incur substantial compliance costs, and any failure or perceived failure by us to comply with such laws and regulations may harm our business and operations;

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our business and operations could suffer in the event of an actual or perceived information security incident such as a cybersecurity breach, system failure, or other compromise of our systems or those of a third-party or other contractor or vendor;

●	we may fail to manage our growth successfully, which may adversely impact our operating results;
●	we rely on the protection of our intellectual property rights;
●	we may not be able to enforce our intellectual property rights throughout the world;
●	guidelines and recommendations published by various organizations can reduce the use of products that we may commercialize;
●	patent reform legislation in the United States could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents;
●	non-compliance with regulatory requirements may reduce or eliminate our patent protection;
●	we may infringe the intellectual property rights of others;
●	we may be subject to claims arising from consultants or contractors misappropriating intellectual property;
●	we use hazardous chemicals and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly;
●	if product liability lawsuits are brought against us, then we may incur substantial liabilities and may be required to limit commercialization of EP-104IAR, if approved, and any other future products;
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our employees, independent contractors, principal investigators, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading, which could significantly harm our business;

●	we may be subject to securities litigation, which is expensive and could divert management attention;
●	we may be unable to adequately prevent disclosure of trade secrets and other proprietary information;
●	lawsuits relating to intellectual property infringement would be costly and time consuming;
●	our directors may serve as directors of other biotech companies and may have conflicts of interest;
●	our business may be affected by macroeconomic conditions;
●	our business may be affected by global geopolitical risks;
●	we may be responsible for corruption and anti-bribery law violations;
●	we are subject to foreign exchange risks;
●	we are subject to taxation risks and changing rules by different tax authorities;
●	we have a history of negative operating cash flow and may continue to experience negative operating cash flow;
●	we are subject to a number of risks and hazards, of which not all of them may be sufficiently insured for;
●	we will devote significant resources to regulatory compliance as a public entity;
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if we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which may adversely affect investor confidence in our Company and, as a result, the market price of our Common Shares;

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coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, if approved, which could make it difficult for us to sell any product candidates or therapies profitably;

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our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings;

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our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements;

●	our research and development activities could be affected or delayed as a result of possible restrictions on animal testing;
●	ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations;
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any issuance of preferred shares could make it difficult for another company to acquire us or could otherwise adversely affect holders of the Common Shares, which could depress the price of our Common Shares;

●	our constating documents permit us to issue an unlimited number of Common Shares without additional shareholder approval;
●	issuances of our securities could cause dilution;
●	the exercise of stock options could cause dilution;
●	our Common Shares may have limited liquidity;

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we have warrants, convertible debt, and shares of a subsidiary exchangeable for Common Shares outstanding, which in each case, if exercised, converted or exchanged, respectively, could cause dilution to existing shareholders;

●	there is no established market for certain securities, and we do not know whether an active market will develop for Common Shares on the Nasdaq Capital Market if the Common Shares are listed;
●	the market price of the Common Shares may be volatile;
●	our investors may lose their entire investment;
●	prevailing interest rates may affect the market price or value of any of our debt securities;
●	fluctuations in foreign currency markets may affect the market price or value of any of our debt securities;
●	United States investors may not be able to obtain enforcement of civil liabilities against us;
●	as a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders;
●	we may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us;
●	we will have broad discretion over the use of proceeds from sales of the Common Shares, and we may not use the proceeds in the desired manner;
●	our Common Shares could be subject to large price and volume volatility;
●	we have no history of dividends;
●	our existing executive officers and directors own a significant percentage of Common Shares and will be able to exert a significant control over matters submitted to our shareholders for approval;
●	future sales of Common Shares by our existing shareholders could cause the Company’s share price to decline;
●	investing in our Common Shares is speculative, and our investors could lose their entire investment;
●	we will need to raise additional financing in the future which may dilute our share capital;
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if securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our Common Shares, the trading price or trading volume of our Common Shares could decline.

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we have restated our prior consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on our Common Share price.

Such statements reflect our current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Eupraxia as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. In making the forward-looking statements included in this MD&A, the Company has made various material assumptions, including but not limited to (i) the Company’s ability to attract and retain skilled staff; (ii) future research and development plans for the Company proceeding substantially as currently envisioned; (iii) industry growth trends, including with respect to projected and actual industry sales; (iv) the Company’s ability to obtain positive results from the Company’s research and development activities, including clinical trials; (v) sufficient working capital1 and the Company’s ability to control costs and raise additional financing going forward; (vi) obtaining regulatory approvals and the potential benefits of our products, if approved; (vii) general business and economic conditions; (viii) the Company’s ability to achieve profitability; (ix) the Company’s ability to successfully commercialize its current product candidates, enter into commercial partnerships and develop new products; (x) the availability of financing on reasonable terms; (xi) market competition; (xii) the products and technology offered by the Company’s competitors; (xiii) the Company’s ability to protect patents and proprietary rights; and (xiv) the availability and cost of personnel, materials and supplies.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined herein under the headings “Credit risk”, “Liquidity risk”, “Market risk”, “Other price risk”, “Interest rate risk” and “Currency risk” and under the heading “Risk Factors” in the short form base shelf prospectus dated June 22, 2023 (the “Shelf Prospectus”) and the AIF. Should one or more of these risks or uncertainties, or a risk that is not currently known to us materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this MD&A and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws. Investors are cautioned that forward-looking statements are not guarantees of future performance and are inherently uncertain. Accordingly, investors are cautioned not to put undue reliance on forward-looking statements.

1 Working capital is a non-IFRS financial measure. Management believes working capital is a meaningful indicator of the operating liquidity available to the Company and is comprised of current assets less current liabilities.

Overview of the Company

Eupraxia is a clinical stage biotechnology company focused on the development of locally delivered, extended-release alternatives to existing pharmaceuticals. Leveraging our proprietary and innovative delivery technology, Eupraxia’s goal is to provide the right dose of drug, in the right place, for the right amount of time in indications with a high unmet medical need. Each of Eupraxia’s product candidates are designed to achieve improved patient benefit by providing more prolonged activity than currently available treatments, combined with an improved pharmacokinetics (“PK”) and related safety profile and combined with precisely targeted local delivery. We believe a product with this profile could offer the dual potential of providing long-lasting treatment while minimizing tolerability complications in target and non-target tissues. The Company’s strategy is to develop a portfolio of product candidates based on this delivery technology.

Eupraxia currently has two distinct clinical development programs, one targeting chronic OA pain in the knee and the second targeting EoE. Currently, both programs are broadly based upon the same drug candidate which is EP-104IAR. The injectable drug is dispensed together with a “vehicle” specifically designed for the target and co-administered with the active pharmaceutical ingredient (“API”). For our ongoing clinical studies we are using the same underlying API and extended-release formulation. In the future, therapeutic targets will be differentiated by dosing levels, vehicle and delivery methods (e.g. IAR) and will be distinct product candidates. The product candidate that is being developed specifically for IAR injections with an initial indication of knee OA will be referred to as EP-104IAR, whereas the product candidate that will be developed for submucosal injections in the GI tract with an initial indication of EoE will be referred to as EP-104GI.

EP-104 (Long-Acting Fluticasone Propionate Injectable Suspension)

The primary active ingredient of the EP-104 products consists of a solid core of fluticasone propionate (“FP”) coated with an outer layer of polyvinyl alcohol (“PVA”). FP is a synthetic trifluorinated corticosteroid with potent anti-inflammatory activity and a well-established systemic safety record in the form of widely used inhaled, intranasal and topical agents. It has been shown to be locally active, and FP that is systemically absorbed is rapidly metabolized. Relative to other corticosteroids (including triamcinolone acetonide or “TCA”), FP has a high affinity for the glucocorticoid receptor, low solubility, a low rate of dissociation, and a comparatively long half-life. It is currently approved by the FDA, Health Canada, European Medicines Agency and many other regulatory agencies around the world. PVA is a biocompatible polymer with numerous biomedical applications and a 30-year safety record in various human tissues.2 The Company believes these characteristics make the drug a good candidate for prolonged anti-inflammatory use.

EP-104 technology is designed to work through the diffusion of the drug particles through a microns-thin polymer membrane. When the particles are injected at the disease site, extracellular fluid diffuses across the polymer membrane and into the particle, dissolving some of the solid drug core and creating a saturated drug solution inside the microsphere with relatively low drug concentrations in the outside microenvironment. Steady-state diffusion of FP across the polymer membrane and into the extracellular space then delivers the drug candidate to the intended area at a prolonged and steady release rate. This rate can be controlled by changing the size of the drug core and the properties of the polymer membrane, creating a target drug release profile designed to maximize disease treatment and reduce systemic and local side effects often accompanying drugs having conventional release profiles.

Eupraxia’s EP-104 product candidate aims to achieve such an extended-release profile for FP. EP-104 is designed to prevent early peak concentrations associated with side effects and extend the duration of FP residence time in the intended area of administration to achieve prolonged activity. A key feature differentiating EP-104 from other extended-release IAR corticosteroid formulations is that more than 90% by weight of EP-104 is the active FP component in the investigational drug product, compared to less than 20% in other products. Notably, the biocompatible PVA polymer in EP-104 does not release acidic by-products.

2 Baker M.; Walsh, S.P.; Schwartz, Z.; Boyan, B.D. A review of polyvinyl alcohol and its uses in cartilage and orthopedic application. Journal of Biomedical Materials Research B: Applied Biomaterials. 2012. 100b (5): 1451 - 1457.

FP, although approved by the FDA, Health Canada, EMA and other regulatory agencies, is not currently approved for use in any formulation for the treatment of symptoms in either OA or EoE. To the Company’s knowledge, EP-104IAR and EP-104GI are the only extended-release formulations of FP in development for these conditions. Management believes that the EP-104 drug delivery technology platform has the potential to be an effective treatment for OA based on the proven efficacy of other corticosteroids for this condition. The drug delivery technology platform also has the potential to have a beneficial application for EoE, given the already-established efficacy of oral immediate release of FP in this indication. The potential for successful treatment of OA and EoE with the Company’s proprietary formulations of EP-104 is further supported by a continually expanding library of data supporting the value of extended-release steroids.

EP-104IAR for Osteoarthritis

OA is a chronic progressive disease characterized by deterioration of joint cartilage and inflammation,3 which results in pain and stiffness, usually in the morning or after a period of inactivity; and loss of joint function which limits daily activities. In normal joints, cartilage acts as a cushion between bones and provides a smooth gliding surface for movement.4 In OA, the inflammatory processes integral to disease progression damages the cartilage, and over time cartilage wears away, causing bone to rub directly against bone resulting in joint damage, severe pain and disability.5

Globally, OA is a leading cause of disability in older adults.6 Estimates of prevalence and incidence vary according to the definition of OA used (i.e., radiographic (X-Ray) versus symptomatic) and the joints assessed. The global prevalence of knee OA is estimated at approximately 23% in adults over the age of 40.7 OA is estimated to affect more than 30 million patients in the United States alone,8 including an estimated 14 million people with symptomatic knee OA.9 It is also often associated with depression and loss of sleep which can greatly affect quality of life, causing further impact on the public health system.

Current evidence-based OA treatment guidelines aim to manage signs and symptoms, with the goal of slowing progression if possible. Recommended pharmacological interventions include topical and oral non-steroidal anti-inflammatory drugs, and IAR corticosteroids. IAR corticosteroid injections have been used for decades to manage pain and stiffness associated with inflammation in knee OA and have been approved by regulatory authorities as safe and effective.10 However, IAR corticosteroid injections often result in suboptimal patient outcomes due to their short duration of activity and systemic side effects such as flushing, glucose alterations and cortisol suppression due to the high peak exposures required to maintain efficacious concentrations for prolonged durations. Evidence is also emerging regarding the risk of adverse joint findings and/or OA progression following frequent/repeated immediate release IAR corticosteroid injections.11

3 Chow, Y.Y., Chin, K.Y. The Role of Inflammation in the Pathogenesis of Osteoarthritis. Mediators of Inflammation, 2020, DOI: 10.1155/2020/8293921.

4 Michael, J.W.P; Schluter-Brust, K.U.: Eysel, P. The Epidemiology, Etiology, Diagnosis, and Treatment of Osteoarthritis of the Knee. Dtsch Arztebel Int. 2010, 107(9): 152-62. DOI: 10.3238/arztebl.2010.0152.

5 Sinusas, K. Osteoarthritis: Diagnosis and Treatment. Am Fam Physician. 2012, 85(1): 49 – 56.

6 Centers for Disease Control and Prevention, A National Public Health Agenda for Osteoarthritis: 2020 Update. http://www.cdc.gov/arthritis/docs/oaagenda2020.pdf.

7 Cui A, Li H, Wang D, Zhong J, Chen Y, Lu H. Global, regional prevalence, incidence and risk factors of knee osteoarthritis in population-based studies. EClinicalMedicine. 2020 Dec 1; 29:100587.

8 Osteoarthritis Fact Sheet. Centers for Disease Control and Prevention. Available at www.cdc.gov/arthritis/basics/osteoarthritis.htm. Accessed January 10, 2019.

9 Vina, E.R.; Kwoh, C.K. Epidemiology of osteoarthritis: literature update. Curr Opin Rheumatol. 2018, 30(2):160 – 167. DOI:10.1097/BOR.0000000000000479.

10 Bellamy N. et al. Intraarticular corticosteroid for treatment of osteoarthritis of the knee (Review). Cochrane Database of Systematic Reviews 2006, Issue 2. Art. No.: CD005328. DOI: 10.1002/14651858.CD005328.pub2.

11 McAlindon T.E., et al. Effect of intra-articular triamcinolone vs saline on knee cartilage volume and pain in patients with knee osteoarthritis: a randomized clinical trial. JAMA. 2017. 317(19):1967 - 1975. DOI: 10.1001/jama.2017.5283.

Clinical Development of EP-104IAR

Manufacturing

EP-104 consists of a vial of EP-104 powder and a separate vial of liquid (referred to as the “Vehicle”). Just before injection, the Vehicle is mixed with the dry powder to suspend the EP-104 particles; this enables the EP-104 powder to be injected into the patient’s knee. In an ongoing stability study, the powder has proven stable for 48 months when stored at room temperature. Batches of EP-104 are currently manufactured at the projected initial batch scale required for launch, and the Company intends to further minimize the cost of goods before commercial use, if approved.

Non-clinical Studies

Eupraxia has completed multiple non-clinical investigations with EP-104, including a large IND-enabling non-clinical study in dogs. Non-clinical data have indicated that after a single high-dose IAR injection of EP-104 to the knees of dogs, FP was released locally for greater than ten months with moderate exposure in the plasma. There was no evidence of cartilage damage in dogs over the ten-month follow-up period at any administered doses. In this study, a low dose of EP-104 released FP locally for longer than eight months with minimal systemic exposure. This dose was used to justify the dose selection in our Phase 2 clinical trial. Both US and European competent authorities have reviewed the body of non-clinical safety data and deemed this information suitable to support clinical research studies.

Several non-clinical studies are underway to support the planned Phase 3 program. These activities include safety and biocompatibility evaluations of EP-104 excipients as well as non-clinical studies to provide information needed to support the continued clinical investigation of EP-104 product candidates in humans.

Clinical Studies

EP-104IAR has been evaluated in two clinical studies in OA patients. The first clinical study was a Phase 1, double-blind, placebo-controlled clinical study (protocol EP-104-101) to assess safety, PK and preliminary efficacy in 32 knee OA patients at three sites in Canada.12 The single 15 mg dose was generally well tolerated and showed predictable PK. The study was not powered to detect efficacy; however, patient-reported outcome measures were collected and analyzed to evaluate pain and symptom relief. Despite the limitations of this study (small size, low dose, significant underdosing in nine subjects, and high placebo response), the Company believes it provides promising tolerability and PK data and preliminary clinical activity data that support future development of EP-104IAR. Results of the study have been published in Osteoarthritis and Cartilage Open.13

The second clinical study was a Phase 2, double-blind, placebo-controlled clinical study (protocol EP-104IAR-201) that assessed the efficacy, safety and PK of a single 25 mg dose of EP-104IAR in 318 patients with moderate knee OA.14 The trial was conducted at 12 sites in Denmark, Poland and Czech Republic, with the last patient visit announced on May 25, 2023.15 Top-line data readout was announced on June 26, 202316.

EP-104IAR-201 met its primary endpoint with a clinically meaningful and statistically significant (p=0.004) improvement over vehicle-placebo in Western Ontario and McMaster Universities Osteoarthritis (“WOMAC”) Pain at 12 weeks.

EP-104IAR-201 also showed statistically significant improvement over placebo at 12 weeks in three of four secondary endpoints: WOMAC Function (p=0.014), OMERACT-OARSI strict responders (p=0.011) and Area Under the Curve (“AUC”) for WOMAC Pain (p<0.001). Importantly, statistical significance with OMERACT-OARSI strict responders to 15 weeks and AUC for WOMAC Pain to 24 weeks was also seen in the Phase 2b study, highlighting a strong and durable response. The secondary endpoint of the difference in change from baseline in the WOMAC Pain subscale at 24 weeks was not met, delivering statistical significance to 14 weeks.

12 Details of the Phase 1 clinical study can be found on the US National Institutes of Health database Clinicaltrials.gov, reference number NCT04120402.

13 Amanda Malone, James Price, Nicola Price, Vik Peck, Alan Getgood, Robert Petrella, James Helliwell. Safety and pharmacokinetics of EP-104 (sustained-release fluticasone propionate) in knee osteoarthritis: A randomized, double-blind, placebo-controlled Phase 1 trial, Osteoarthritis and Cartilage Open, Volume 3, Issue 4, 2021, 100213, ISSN 2665-9131, https://doi.org/10.1016/j.ocarto.2021.100213.

14 US NIH, Clinicaltrials.gov. Reference number: NCT04385303.

15 Company Press Release, May 25, 2023. Available at: https://eupraxiapharma.com/news/news-details/2023/Eupraxia-Pharmaceuticals-Announces-Last-Patient-Last-Visit-in-Phase-2-Osteoarthritis-Clinical-Trial-of-EP-104IAR/default.aspx.

16 Company Press Release, June 26, 2023. Available at: https://www.eupraxiapharma.com/news/news-details/2023/Eupraxia-Pharmaceuticals-Reports-Positive-Topline-Data-in-its-Phase-2b-Osteoarthritis-Trial-with-EP-104IAR/default.aspx

The Company also performed pre-specified analyses in the moderate sub-population which comprised 68% of the study population (n=214). Statistically significant efficacy was seen for WOMAC Pain (17 weeks) and OMERACT-OARSI strict responders (22 weeks). Additionally, 40% of moderate patients achieved near complete pain relief (WOMAC Pain score of ≤2) which was statistically significant for 22 weeks.

EP-104IAR was well tolerated, with adverse events similar to placebo, and no withdrawals due to drug side effects. Changes in cortisol were minimal and transient and there were no differences in blood glucose levels between treatment groups, including diabetics. The Company believes these safety data and the observed pharmacokinetic profile support Eupraxia’s goal of developing a product that can be used for repeat and bilateral dosing, and in certain at-risk populations.

Magnetic Resonance Imaging (“MRI”) is being conducted in a small subset of the total study population to further characterize the safety profile of EP-104IAR and could help assess EP-104IAR’s potential differentiation as a treatment for OA. This elective imaging component is expected to help identify EP-104IAR-induced reductions in inflammation, assess ongoing cartilage health in patients and better inform the utility of imaging in the planned Phase 3 program. Scans will follow patients at zero, three, six and 12-months post treatment with either placebo or EP-104IAR. Full and final data on this trial is anticipated following the completion of the MRI sub-study, anticipated in the first half of 2024.

To seek marketing approval for EP-104IAR, the Company will be required to carry out at least one Phase 3 study with at least several hundred patients. The target patient population will depend on our clinical advisors’ advice, key opinion leaders, discussions with regulatory authorities, and the results from the Phase 2 study. To achieve marketing approval, a portion of the patients in the Phase 3 program will need to be followed for 1 year. In addition to efficacy and safety assessments, Eupraxia plans to further evaluate the impact of EP-104IAR on cartilage health (e.g., via X-Ray and/or Magnetic Resonance Imaging).

To fulfil requirements under the US 505(b)(2) pathway, Eupraxia may also be required to conduct a clinical trial to establish PK equivalence between EP-104 and Flovent® HFA. Additional clinical studies and/or analyses may be required for alternate regulatory jurisdictions or to improve the competitive positioning of EP-104IAR.

Regulatory

EP-104IAR received Fast Track designation from the FDA in June 2023. The Fast Track process is designed to facilitate and potentially expedite the development review of drugs to treat serious conditions and fill an unmet medical need. The designation recognizes both the seriousness of knee OA pain and the potential for EP-104IAR to fill the need for long-acting pain relief for this indication. We have participated in a pre-IND and IND meeting with the FDA, clearing the way for evaluation of the product candidate under the Phase 2 OA protocol. The protocol was also approved in Denmark, Poland and Czech Republic. We intend to engage in discussions with the relevant competent authorities to confirm the design of the Phase 3 OA development program.

Eupraxia anticipates submitting a New Drug Application (“NDA”) under the Federal Food, Drug, and Cosmetic Act (the “FDCA”), Section 505(b)(2) with the FDA, for approval of EP-104IAR in OA, which is required before marketing a new drug in the United States. A 505(b)(2) NDA will rely in part on non-clinical studies and clinical trials conducted by Eupraxia, and in part on third-party findings of safety and/or efficacy with respect to a reference listed drug product for which Eupraxia does not have a right of reference or which have been established in the scientific literature in the public domain. Eupraxia intends to pursue marketing approval and commercialization of EP-104IAR in the United States and outside the United States, where commercially feasible, either directly or via licensees and distributers.

EP-104GI for Eosinophilic Esophagitis (EoE)

EP-104GI is also being developed for the treatment of EoE, a rare immune-mediated disease recognized by the U.S. National Organization for Rare Disorders (“NORD”); adaptations to the original formulation of EP-104 will result in the creation of EP-104GI for this specific indication.

EoE is characterized by inflammation and the accumulation of large numbers of eosinophils (a type of white blood cells) within the epithelial lining of the esophagus. In adults, EoE leads to dysphagia and food impaction. In children, it often presents with irritability, nausea and vomiting. Patients with EoE frequently develop esophageal strictures, a narrowing or tightening of the esophagus, accompanied by proliferations of fibrotic tissue.17

Clinical Development of EP-104GI for EoE

Manufacturing

The EoE formulation for EP-104 (EP-104GI) utilizes the same coated and cured FP particles as used in the OA program. However, Eupraxia anticipates refinements to both the dose and vehicle to optimize patient outcomes in EoE.

Clinical Studies

Eupraxia commenced dosing patients in the second quarter of 2023 for an open label Phase 1b/2a clinical study using EP-104GI in EoE. The study will be conducted in up to 24 adult patients with a confirmed diagnosis and active EoE symptoms. Primary outcomes for safety, PK and efficacy will be collected at various points over a 12-week total period, with a subsequent follow up at six (6) months. The Company anticipates ongoing safety, efficacy and PK readouts in this program throughout 2024. The protocol is active at sites in Canada, the Netherlands and Australia. Additional sites and jurisdictions will be added as necessary to complete target recruitment.

Subsequent steps in the research program will be determined following analysis of results as well as interaction with key opinion leaders and regulatory authorities. To seek marketing approval for EP-104GI, the Company will be required to carry out at least one Phase 3 study assessing both efficacy (reduced eosinophils and improved symptoms) and safety of EP-104GI in this indication.

Eupraxia Business Strategy

Eupraxia’s goal is to deliver long-acting medications based on proven treatments in areas of high unmet medical need.

Our focus over the 24 months following the date of this MD&A will be the execution of the EP-104 development programs, including:

For EP-104IAR:

●	Complete analysis of the Phase 2 clinical study data to evaluate the safety and efficacy of EP-104IAR to support marketing authorization;

●	Full and final data release of Phase 2 clinical study including MRI sub-study;

●	Complete non-clinical studies to support the Phase 3 clinical program and evaluate the safety and biocompatibility of all excipients;

●	Engage with regulatory authorities to garner agreement on the Phase 3 clinical program, as well as other development activities required to support market authorization;

●	Manufacture drug supplies to support the Phase 3 program and initiate registration batches; and

17 https://www.aaaai.org/tools-for-the-public/conditions-library/allergies/eosinophilic-esophagitis

●	Initiate and make significant progress in our Phase 3 development program.

For EP-104GI:

●	Complete the Phase 1b/2a EoE clinical study to evaluate the safety and effectiveness of EP-104GI;

●	Further optimize the EP-104GI formulation to enhance compatibility with intra-esophageal injection;

●	Engage with regulatory authorities to garner agreement on future development requirements; and

●	Progress the EoE research program.

In parallel, the Company will seek out licencing, co-development or marketing partners for its technology, with the potential to expand and exploit its application fully. It is the Company’s intention to put in place conditions and resources that support the success of the development program, marketing authorization(s) and commercialization across multiple jurisdictions, as well as exploitation of any opportunities for lifecycle and patent extension. Depending on market conditions, this may take the form of co-development or commercialization partnerships, transactional opportunities and/or public financing options.

Pipeline programs are another area of potential growth in the next 24 months. Eupraxia’s technology is potentially compatible with various drugs and therapeutic indications. The pipeline strategy focuses on modulating the release of existing drugs to achieve better clinical outcomes in areas of high medical need. The technology has the potential to be particularly suitable for diseases requiring precisely targeted and controlled localized therapy where broader tissue or systemic exposure should be avoided (e.g., tumour oncology).

The Company currently has several pipeline candidates in development with a goal to add a pipeline product candidate over the next 24 months to allow for sustained corporate growth. Eupraxia expects this to involve a multidisciplinary review of candidate drugs, formulation development, in vitro screening to identify the most promising lead candidates and non-clinical proof-of-concept studies. Information generated from these inquiries will determine whether the Company should proceed with further development.

Significant Company Events

On August 18, 2023, the Company announced the closing of a non-brokered private placement (the “Private Placement”). The Company issued 3,183,875 Common Shares for gross proceeds of $22,287,125.

On September 7, 2023, the Company announced the appointment of KPMG LLP as the auditor of the Company, effective August 30, 2023. Concurrently, Baker Tilly WM, LLP resigned as the Company’s auditor. There were no reportable events involving Baker Tilly WM, LLP.

On October 11, 2023, the Company announced the initiation of a second cohort in its Phase 1b/2a clinical trial in EoE.

Selected Financial Information

The financial information reported herein has been derived from the interim condensed consolidated financial statements for the period ended September 30, 2023 prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting. The Canadian dollar is the Company’s functional and presentation currency. From time to time, the Company may deal with manufacturers and consultants in other countries (primarily the United States). Our financial results may be subject to fluctuations between the Canadian dollar and other international currencies, primarily the U.S. dollar.

Selected Interim Condensed Consolidated Statement of Financial Position Data

	September 30, 2023 $	December 31, 2022 (Restated) $
Cash and cash equivalents	33,209,786	24,735,934
Net working capital	14,495,699	21,034,673
Total assets	34,350,862	25,875,801
Total non-current financial liabilities	11,790	11,994,577
Equity attributable to owners of the Company	17,043,645	11,230,622
Non-controlling interest	(1,981,753)	(1,491,678)
Total shareholders’ equity	15,061,892	9,738,944

Cash and cash equivalents increased by $8,473,852 to $33,209,786 as at September 30, 2023. This increase was attributable primarily to the Private Placement financing of $21,529,434 (less share issuance costs) and redemption of warrants of $6,918,492 offset by the net loss of $24,610,368.

Working capital decreased by $6,538,974 to a surplus of $14,495,699 as at September 30, 2023. This decrease was attributable primarily to the reclassification of the Silicon Valley Bank (“SVB”) convertible debt facility from non-current to current as the debt facility matures in less than one year, offset by the increase in cash and cash equivalents of $8,473,852.

Total assets increased by $8,475,061 to $34,350,862 as at September 30, 2023. This increase was primarily due to the increase in cash and cash equivalents referenced above.

Total non-current financial liabilities decreased by $11,982,787 to $11,790 as at September 30, 2023. This decrease was primarily attributable to the reclassification of the SVB debt facility being reclassified as a current liability.

The Company did not pay any dividends or make any distributions to shareholders in any of the above periods.

Selected Interim Condensed Consolidated Statements of Operations and Comprehensive Loss Data

	3 months ended September 30, 2023	3 months ended September 30, 2022 (Restated)	9 months ended September 30, 2023 (Restated)	9 months ended September 30, 2022 (Restated)
	$	$	$	$
Revenue	-	-	-	-
Loss and comprehensive loss – Owners of the Company	(6,313,993)	(5,250,165)	(24,124,651)	(14,030,287)
Loss and comprehensive loss – Non-controlling interest	(234,261)	(139,221)	(490,075)	(397,621)
Net loss and comprehensive loss	(6,548,254)	(5,389,386)	(24,614,726)	(14,427,908)
Weighted average shares outstanding, basic and diluted	25,524,188	21,393,145	23,093,158	18,538,163
Loss per share, basic and diluted – Owners of the Company	(0.25)	(0.25)	(1.04)	(0.76)
Loss per share, basic and diluted – Non-controlling interest	(0.01)	(0.01)	(0.02)	(0.02)

The comprehensive loss for the three months ended September 30, 2023 increased by $1,158,868 when compared to the three months ended September 30, 2022, primarily due to an increase in general and administrative costs of $1,555,933, research and development costs of $2,244,159, share-based compensation of $239,558 and offset by other income of $2,880,801.

The comprehensive loss for the nine months ended September 30, 2023 increased by $10,186,818 when compared to the nine months ended September 30, 2022, primarily due to an increase in general and administrative costs of $3,507,661, research and development costs of $2,980,555, share-based compensation of $526,413 and other expense of $3,162,630.

While a few of the Company’s vendors have inflationary clauses in their contracts, the impact of inflation is considered immaterial.

Comparison of the Three and Nine Months Ended September 30, 2023 and 2022

Results of Operations

	3 months ended September 30, 2023	3 months ended September 30, 2022	9 months ended September 30, 2023	9 months ended September 30, 2022
		(Restated)	(Restated)	(Restated)
	$	$	$	$
General and administrative expenses	2,256,309	700,376	5,998,901	2,491,240
Research and development expenses	6,096,228	3,852,069	13,689,181	10,708,626
Depreciation and amortization	49,906	49,887	147,709	138,150
Share-based compensation	481,910	242,352	1,484,563	958,150
Other income (expenses)	2,336,099	(544,702)	(3,294,372)	(131,742)
Net loss and comprehensive loss	(6,548,254)	(5,389,386)	(24,614,726)	(14,427,908)

General and Administrative

General and administrative expenses consist of office and administrative costs, travel, professional fees, public company costs and salaries and benefits.

Comparing the three months ended September 30, 2023, to the same period in 2022, general and administrative activities increased by $1,555,933. This increase is due to the following items:

●

An increase of $1,143,417 related to professional fees of which $213,400 are related to increased business development activities. The remaining increase is due primarily to legal fees pertaining to the Company’s filed prospectus and fees related to changing of auditors.

●	An increase of $162,198 related to salaries and benefits as a result of increased headcount and salary increases.
●	An increase of $44,794 related to public company costs due to increased investor relation activities.
●	An increase of $122,159 related to travel associated with business development activities.
●	An increase of $83,365 due to increased office and insurance costs.

Comparing the nine months ended September 30, 2023, to the same period in 2022, general and administrative activities increased by $3,507,661. This increase is due to the following items:

●

An increase of $2,567,933 related to professional fees, of which $699,914 are related to increased business development activities. The remaining increase is due primarily to legal costs related to the filing of the Company’s prospectus and changing auditors.

●	An increase of $458,561 related to salaries and benefits as a result of increased headcount and salary increases.
●	An increase of $131,982 related to public company costs due to increased investor relation activities.
●	An increase of $220,478 related to travel associated with business development activities.
●	An increase of $128,707 due to increased office and insurance costs.

Research and Development

Comparing the three months ended September 30, 2023, to the same period in 2022, research and development activities increased by $2,244,159. This increase is primarily due to the following items:

●	An increase of $1,891,344 in costs related to direct research programs.
●	A decrease of $86,153 related to pipeline development and other research and development costs.
●	An increase of $413,460 related to salaries and benefits due to increased head count and salary increases.
●	A decrease of $25,508 related to government grants and tax incentives.

Comparing the nine months ended September 30, 2023, to the same period in 2022, research and development activities increased by $2,980,555. This increase is due to the following items:

●	An increase of $2,069,809 in costs related to direct research programs.
●	An increase of $145,368 related to pipeline and other research and development.
●	An increase of $618,304 related to salaries and benefits due to increased headcount and salary increases.
●	A decrease of $147,074 related to government grants and tax incentives.

Other Expenses

Comparing the three months ended September 30, 2023, to the same period in 2022, other income (expenses) increase by $2,880,801 from an expense to income. This increase is due to the following items:

●	An increase of $67,929 related to interest income as a result of an increase in the Canadian prime rate for the purposes of interest on cash.
●	A decrease of $91,442 related to interest expense as a result of an increase in the Canadian prime rate for the purposes of interest on the convertible debt.
●

A decrease of $335,727 related to foreign exchange loss. The foreign exchange loss is a result of fluctuations in the U.S. and Australian exchange rate versus the Canadian dollar on our U.S. and Australian denominated assets and liabilities during the current period.

●	An increase of $3,240,041 related to positive changes in fair value of financial instruments on the SVB convertible debt facility.

Comparing the nine months ended September 30, 2023, to the same period in 2022, other expenses increased by $3,162,630. This increase in other expenses is primarily due to the following items:

●	An increase of $316,337 related to interest expense as a result of an increase in the Canadian prime rate for the purposes of interest on the convertible debt.
●

A decrease of $349,691 related to foreign exchange gain. The decrease in foreign exchange gain is a result of fluctuations in the U.S. and Australian exchange rate versus the Canadian dollar on our U.S. and Australian denominated assets and liabilities during the current period.

●	An increase of $2,841,978 related to negative changes in fair value of financial instruments on the SVB convertible debt facility.
●	Offset by an increase of $343,188 related to interest income as a result of an increase in the Canadian prime rate for the purposes of interest on cash.

Summary of Quarterly Results

The information in the tables below has been derived from the Company’s unaudited interim condensed consolidated financial statements. The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Sep 30, 2023	Jun 30, 2023 (Restated)	Mar 31, 2023 (Restated)	Dec 31, 2022 (Restated)	Sep 30, 2022 (Restated)	Jun 30, 2022 (Restated)	Mar 31, 2022 (Restated)	Dec 31, 2021 (Restated)
	$	$	$	$	$	$	$	$
Total Revenue	-	-	-	-	-	-	-	-
Total comprehensive income (loss)	(6,548,254)	(12,702,975)	(5,363,497)	(10,546,782)	(5,389,386)	(5,370,029)	(3,668,493)	(3,526,949)
Loss per share, basic and diluted	(0.26)	(0.58)	(0.25)	(0.49)	(0.25)	(0.27)	(0.26)	(0.28)

The quarterly results were restated due to adjustments as indicated in Note 2 of audited consolidated financial statements. Below are quarterly results for the seven quarters previously reported.

	Jun 30, 2022 (Reported)	Mar 31, 2023 (Reported)	Dec 31, 2022 (Reported)	Sep 30, 2022 (Reported)	Jun 30, 2022 (Reported)	Mar 31, 2022 (Reported)	Dec 31, 2021 (Reported)
	$	$	$	$	$	$	$
Total Revenue	-	-	-	-	-	-	-
Total comprehensive income (loss)	(8,000,825)	(5,042,226)	(9,083,187)	(4,794,758)	(6,279,724)	(3,759,546)	(3,777,460)
Loss per share, basic and diluted	(0.36)	(0.23)	(0.41)	(0.22)	(0.32)	(0.26)	(0.27)

The net loss of the Company has increased since the completion of its initial public offering (“IPO”) in the first quarter of 2021. This is a result of continued activities associated with the Phase 2 clinical trial for EP-104IAR and the Phase 1b/2a clinical trial of EP-104GI. This trend is expected to continue into the future. Research and development expenses are expected to remain high as we undertake clinical trials and incur significant costs for CROs and consultants, and further investment in additional drug candidates in support of broader pipeline development. General and administrative expenses are likely to remain high in the future as a result of increased costs associated with public company compliance.

Use of Proceeds

The following tables show the estimated use of net proceeds for each financing, compared with the actual use of net proceeds:

April 2022 Financing

	Estimated Amount to be Expended $	Actual Amount Expended $
Research and Development	8,500,000	9,837,000
General and administrative expenses	5,100,000	3,763,000
Total	13,600,000	13,600,000

There have been no material variances to the way the Company intended to use proceeds from previous financings.

Liquidity, Capital Resources and Outlook, Management of Cash Resources

As at September 30, 2023, the Company had cash and cash equivalents of $33,209,786 (December 31, 2022 - $24,735,934) and a working capital balance of $14,495,699 (December 31, 2022 – working capital balance of $21,034,673).

The Company’s business does not currently generate revenue or positive cash flows from operations and is reliant on equity and debt financing to provide the necessary cash to continue its research and development activities and ongoing operations. There can be no assurance that equity financings will be available in the future with terms that are satisfactory to the Company.

The Company’s cash flow forecasts are continually updated to reflect actual cash inflows and outflows so to monitor the requirements and timing for additional financial resources. Given the volatility of the Canadian dollar, U.S. dollar (“USD”), and Australian dollar (“AUD”) exchange rate, the Company estimates its USD and AUD expenses for the year and sets aside appropriate levels of USD and AUD cash. By holding USD and AUD, the Company remains subject to currency fluctuations which effect its loss during any given year.

Further, we continue to monitor additional opportunities to raise equity capital and/or secure additional funding through non-dilutive sources such as government grants and potential license agreements. However, it is possible that our cash and working capital position may not be enough to meet our business objectives in the event of unforeseen circumstances or a change in our strategic direction.

The Company completed an offering for gross proceeds of $41,000,000 and entered into a debt agreement with SVB (the “Debt Agreement”) for an additional $10,000,000 during the course of 2021. In addition, the Company completed an offering of approximately $14,700,000 on April 20, 2022 (the “Offering”) and completed a Private Placement on August 18, 2023 for $22,287,125. The Company has also received $6,918,492 from warrants that were exercised during the course of 2023. These funds are being used to fund our clinical trials in EP-104IAR and EP-104GI and advance other drugs in the Company’s pipeline. The remainder of the net proceeds will be used for working capital and general corporate purposes and based on current forecasts, will be sufficient to fund the Company through to the second quarter of 2024.

Comparison of Cash Flow for the nine months ended September 30, 2023 and 2022.

	Nine Months ended September 30, 2023	Nine Months ended September 30, 2022 (Restated)
	$	$
Net cash provided by (used in):

Operating activities	(19,804,981)	(13,489,319)

Investing activities	(32,198)	(9,213,992)

Financing activities	28,307,774	13,160,540
Net decrease in cash and cash equivalents	8,470,595	(9,542,771)

Foreign Exchange effect on cash	3,257	454,312

Cash used in operating activities for the nine months ended September 30, 2023 increased by $6,315,662 compared to the same period in the prior year. The primary driver was the increase in expenditure on the EP-104IAR and EP-104GI clinical trials, increased business development initiatives, payment of accounts payable and accrued liabilities, and increased salary costs.

Cash used in investing activities for the nine months ended September 30, 2023 decreased by $9,181,794 compared to the same period in the prior year. The primary driver of the decrease was due to no purchases of short-term investments during the nine months ended September 30, 2023 as compared to the comparable period in 2022.

Cash provided by financing activities for the nine months ended September 30, 2023 increased by $15,147,234 compared to the same period in the prior year. The primary driver of the increase was the Private Placement offering which occurred during the nine months ended September 30, 2023 and the redemption of warrants and options during the same period, offset by the overnight marketed public offering which occurred during the nine months ended September 30, 2022.

Going Concern

These interim condensed consolidated financial statements have been prepared on a going concern basis with the assumption that the Company will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. At September 30, 2023, the Company had cash and cash equivalents of $33,209,786, and working capital of $14,495,699 and the Company has not yet generated revenue from operations. The Company incurred a net loss of $24,614,726 during the nine months ended September 30, 2023 and, as of that date, the Company’s accumulated deficit was $122,698,503. As the Company is in the research and development stage, the recoverability of the costs incurred to date is dependent upon the ability of the Company to obtain the necessary funding to complete the research and development of its projects and upon future commercialization or proceeds from the monetization of research activities to date. The Company will periodically have to raise funds to continue operations and recently raised $22,287,125 through a non-brokered private placement of 3,187,875 common shares in August, 2023. Although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future, especially with the ongoing conflicts in the Ukraine and the Middle East affecting the global capital markets in addition to the ongoing impact of COVID-19. Recent developments with Silicon Valley Bank (“SVB”) have not impacted the Company’s outlook for cash runway. The Company holds no amounts on deposit with SVB and the convertible debt facility (see Note 12 – Convertible Debt) which matures in June 2024 remains in good standing, is fully drawn and is not callable by SVB. The Company is active in its pursuit of additional funding through potential partnering and other strategic activities as well as grants to fund future research and development activities, and additional equity financing.

The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional funding. There is a risk that in the future, additional financing will not be available on a timely basis or on terms acceptable to the Company. These events and conditions indicate a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern. These interim condensed consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

Long-Term Obligations and Other Contractual Commitments

The Company may be required to make milestone, royalty, and other research and development funding payments under research and development collaboration and other agreements with third parties. These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. The Company has not accrued for these payments as at September 30, 2023 due to the uncertainty over whether these milestones will be achieved. The Company’s significant contingent milestone, royalty and other research and development commitments are as follows:

Auritec License Agreement

Auritec Pharmaceuticals, Inc. (“Auritec”) is a privately held clinical-stage drug delivery company that holds patents in the field of extended-release delivery of drug products utilizing its proprietary drug delivery platform, the “Plexis Platform”. Eupraxia, through its subsidiary, Eupraxia USA, is a party to an amended and restated license agreement dated effective October 9, 2018 (as further amended, the “Amended and Restated License Agreement”) with Auritec.

Under the terms of the Amended and Restated License Agreement, Auritec has granted Eupraxia USA an exclusive license (including the right to sublicense to its affiliates and third parties) under the licensed patents held by Auritec and for all the technical information and know-how relating to the technology claimed in the licensed patents held by Auritec with respect to the use of the Plexis Platform for the delivery of fluticasone in all medical fields (except for the Excluded Fields (as defined in the Amended and Restated License Agreement)), to develop, make, have made, manufacture, use, commercialize, sell, sub-license, offer for sale, import, and have imported the Licensed Products (as defined in the Amended and Restated License Agreement).

Pursuant to the terms of the Amended and Restated License Agreement, in consideration for the rights and exclusive license granted to Eupraxia USA, Eupraxia USA paid the Upfront Fee (as defined in the Amended and Restated License Agreement) of USD5,000,000 by the end of December 31, 2021 with the agreement currently in good standing.

In addition to the Upfront Fee, pursuant to the Amended and Restated License Agreement, Eupraxia USA has agreed to pay Auritec up to USD30 million upon achievement of certain regulatory and commercial milestones related to Licensed Products under the Amended and Restated License Agreement as well as a royalty of 4% of net sales of Licensed Products by Eupraxia USA or its affiliates, subject to certain reductions.

The following table summarizes the milestone payment schedule. As of September 30, 2023, none of these milestones have been accrued or provided for in the financial statements:

Milestone Event	Milestone Payment (USD)

Successful Completion of a Phase 2b Study	5,000,000
First OA Regulatory Approval	5,000,000
Second OA Regulatory Approval	5,000,000
Non-OA Indication Regulatory Approval	10,000,000
First calendar year in which aggregate Net Sales by Eupraxia USA, its affiliates and sublicenses exceed USD500,000,000	5,000,000
Maximum amount payable	30,000,000

Eupraxia USA has also agreed to pay to Auritec 20% of sublicensing royalties or other consideration based on net sales of Licensed Products. Eupraxia USA has further agreed to pay Auritec a percentage of Non-Royalty Monetization Revenue (as defined in the Amended and Restated License Agreement), which includes payments received for a sale of Eupraxia USA or its assets or sale or sublicense of a Licensed Product, which percentage ranges from 10% to 30% depending on the development stage of the most-advanced Licensed Product, up to a maximum of USD100 million. The following table summarizes the Non-Royalty Monetization Revenue percentage schedule:

Date of Execution	Percentage of Non-Royalty Monetization Revenue

Prior to Successful Completion of a Phase 2b Study	30%
After Successful Completion of a Phase 2b Study but prior to Successful Completion of a Phase 3 Study	20%
After Successful Completion of a Phase 3 Study but prior to Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	15%
After Regulatory Approval of a Product in the Eupraxia Field from FDA in the United States	10%

Lease Agreement

On October 21, 2019, the Company entered into a lease agreement for its head office located at Suite 201 – 2067 Cadboro Bay Road, Victoria BC. The lease is for a period of 5 years, expiring November 30, 2024. The annual base rent for the lease is $87,696 with anticipated additional annual rent of $92,568 to cover the Company’s share of property taxes and operating costs. Additional rent is subject to adjustment at the end of each lease year based on actual costs incurred.

Convertible Debt Facility

On June 21, 2021, the Company entered into the Debt Agreement with SVB and concurrently drew down, in full, the $10 million principal amount under the Debt Agreement.

The Debt Agreement has a term of 36 months or 48 months at SVB’s election. The Debt Agreement accrues interest at the greater of 2.45% and the Canadian prime rate, requiring monthly interest payments in cash. An additional payment in kind will accrue at a rate of 7% per annum, which will be settled at maturity or on conversion.

Subject to the terms and conditions of the Debt Agreement, SVB may elect to convert the principal amount of the convertible debt and the accrued and unpaid interest thereon into Common Shares at a conversion price equal to $5.68 per Common Share. The conversion price of the accrued and unpaid interest will be subject to the minimum pricing requirements of the TSX, to the extent applicable, at the time of conversion.

The Company will have the right (the “Call Right”) to call the convertible debt by paying to SVB an amount equal to:

i.

125% of the principal amount of the convertible debt (less principal amounts previously repaid), if the Call Right is exercised on or before the 18 month anniversary of the date of the Debt Agreement; and

ii.	150% of the principal amount of the convertible debt (less principal amounts previously repaid), if the Call Right is exercised after the 18 month anniversary of the date of the Debt Agreement,

in either case together with all accrued and unpaid interest on the principal balance of the convertible debt. If the Call Right is exercised by the Company, SVB will retain certain lookback rights in the event the Company subsequently announces its topline data from its Phase 2 clinical study or the Company enters into an agreement to be acquired in the 12 months following the exercise of the Call Right. The Company has agreed to grant SVB a security interest in all of its assets, excluding its patents and other intellectual property, and the testing and product equipment by way of the loan agreement it entered into on September 10, 2021 as security for its obligations under the Debt Agreement.

The Company was required, on or prior to June 30, 2022, to raise additional net new capital, as defined in the Debt Agreement, in the aggregate amount of $10 million. This net new capital could originate from, but was not restricted to, a variety of sources as outlined in the Debt Agreement and could include up to $5 million in reduced project expenses. On April 20, 2022, the Company closed the Offering for gross proceeds of $14.7 million that satisfied this requirement. The Company’s Debt Agreement with SVB remains in good standing as at the date of approval of these consolidated financial statements and is fully drawn.

Transactions with Related Parties

There were no ongoing contractual commitments and transactions with related parties during the nine months ended September 30, 2023 and 2022, other than those compensation-based payments disclosed in Note 17 – Related Parties of the interim condensed consolidated financial statements.

Off-Balance Sheet Arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition.

Critical Accounting Estimates and Judgments

The preparation of the interim condensed consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the interim condensed consolidated financial statements and reported amounts of expenses during the reporting period, which, by their nature, are uncertain. Actual outcomes could differ from these estimates. The impacts of such estimates are pervasive throughout the interim condensed consolidated financial statements and may require accounting adjustments based on future events. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)      Share-based payments are measured at fair value, using the Black-Scholes option pricing model, at the grant date and expensed over the vesting period. In determining the fair value, the Company makes estimates of the expected volatility of the shares, the expected life of the share-based instrument, and an estimated risk-free interest rate; and

ii)     Financial liabilities carried at fair value through profit and loss are measured at fair value, including the bifurcation components when required, at the recognition or modification date of the instrument. In determining the fair value, the Company makes estimates of expected volatility of the shares and the expected discount on a similar debt instrument, or the market interest rates of non-convertible debentures. When the settlement alternatives for such instruments is contingent on future events, the Company also makes estimates of the probability and timing for such events.

Critical accounting judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. The Company’s management made the following critical accounting judgments:

i)      The determination of whether the Company is in the “research” or “development” stage of operations. During the research stage of operations, all expenditures associated with the advancement of the technology are expensed in the period they are incurred;

ii)      The determination of the functional currency of the Company and its subsidiaries; and

iii)    Assessment of the appropriateness of the going concern assertion and events and conditions that indicate a material uncertainty that may cast significant doubt thereon.

Accounting Standards Issued and Adopted

No new standards, amendments to standards, or interpretations to existing standards were adopted during the nine months ended September 30, 2023 which have had a material impact on the Company’s consolidated financial statements.

Accounting Standards and Amendments Issued but Not Yet Adopted

There are new accounting standards, amendments to accounting standards and interpretations that are effective for annual periods beginning on or after January 1, 2024 that have not been applied in preparing the interim condensed consolidated financial statements. These standards and interpretations are not expected to have a material impact on the Company’s consolidated financial statements.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued liabilities, loans payable and convertible debt.

There were no changes to the Company’s risk exposures or management of risks during the period ended September 30, 2023. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company believes it has no significant credit risk, as its cash and cash equivalents being its primary exposure to credit risk, is with a large Canadian bank. The Company’s maximum exposure to credit risk is the carrying value of these financial assets.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2023, the Company had cash and cash equivalents of $33,209,786 (December 31, 2022 - $24,735,934) in addition to current liabilities of $19,277,180 (December 31, 2022 - $4,142,280). Management is currently working on certain strategic alternatives including, but not limited to, financing arrangements. There is no assurance, however, that any or all of these alternatives will materialize or that additional funding will be available, if and when needed.

Contractual Obligations	Total	Less than 1 year	1 -3 years

Convertible Debt (Note 12) (1)	$11,809,627	$11,809,627	$-
Accounts Payable and Accrued Interest (Note 8)(2))	2,761,243	2,761,243	-
Loans Payable (Note 9)	112,207	112,207	-
Leases (Note 10)	102,312	87,696	14,616
Total Contractual Obligations	$14,785,389	$14,770,773	$14,616

(1)	Included principal of $10,000,000 and paid in kind interest of $1,809,627.
(2)	Included amounts owing to vendors as well as accrued interest.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk; and to the extent that the prevailing market interest rates differ from the interest rate on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk. At September 30, 2023, the Company maintains a convertible debt facility totaling $10,000,000 as well as having a loan of USD235,000 of which a principal balance of $112,207 (USD82,993) remains as at September 30, 2023.

The convertible debt accrues interest at the greater of 2.45% and the Canadian prime rate, requiring monthly interest payments. An additional payment in kind accrues at a rate of 7% per annum, which will be settled at maturity or on conversion. The loan used to purchase equipment during the year ended December 31, 2021 accrues interest at a fixed rate of 5.84%.

As at September 30, 2023, management has determined the effect on the future results of operations due to a change in the current Canadian prime rate. An impact of a 1% change in the Canadian prime rate would impact the amount of interest to be paid over the remaining term of the convertible debt facility by approximately $85,400.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risk due to its frequency of transactions in US dollars. The Company does not use derivatives to hedge against this risk however, it has purchased US dollars to cover the majority of anticipated costs of the Company’s Phase 3 clinical trial. At September 30, 2023, the Company held cash of USD1,898,600 (December 31, 2022 – USD1,159,926) had accounts payable of USD1,305,225 (December 31, 2022 – USD1,814,067) and a loan payable of USD82,993 (December 31, 2022 – USD142,127) which were translated to Canadian dollars at an exchange rate of 1.3520 (December 31, 2022 – 1.3544). The impact of a 10% change in the exchange rates would have an impact of approximately $69,004 (December 31, 2022 – $108,000) on profit or loss. The Company also has cash held in Australian dollars and accounts payable in Australian dollars, Great Britain pounds and Euros. The impact of a 10% change in the exchange of the Great Britian pounds would have a $28,600 on profit or loss. The impact of a 10% change in the exchanges of other currencies would have an immaterial effect on future cash flows.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk and foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer or by factors affecting all similar financial instruments traded in the market. The Company is not exposed to significant price risk with respect to commodity or equity prices.

Fair Value Measurement

The Company categorizes its financial instruments measured at fair value into one of three different levels depending on the observation of inputs used in the measurement.

Level 1: Fair value is based on unadjusted quoted prices for identical assets or liabilities in active markets

Level 2: Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly Level 3: Fair value is based on valuation techniques that require one or more significant unobservable inputs

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, accounts payable and accrued liabilities, loans payable and convertible debt. With the exception of convertible debt, the carrying value of the Company’s financial instruments approximate their fair values due to their short-term maturities.

The following table summarizes information regarding the classification and carrying values of the Company’s financial instruments measured at amortized cost:

Financial assets/liabilities	September 30, 2023	December 31, 2022
Cash and cash equivalents	$33,209,786	$24,735,934
Accounts payable and accrued liabilities	$3,874,084	$3,966,449
Loans payable	$112,207	$192,497

The following table summarizes information regarding the changes in fair value of liabilities measured at fair value, categorized as Level 3:

Convertible Debt

Balance as at December 31, 2021	$9,518,331
Interest expense	1,249,006
Interest paid	(396,736)
Change in fair value	1,469,558
Balance as at December 31, 2021	$11,840,159
Interest expense	1,219,951
Interest paid	(583,799)
Change in fair value	2,739,817
Balance as at December 31, 2021	$15,216,128

Risks and Uncertainties

The primary risk factors affecting the Company are set forth under the heading “Risk Factors” in the Shelf Prospectus and the AIF, and as follows.

We have restated our prior consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on our Common Share price.

In conjunction with the reaudit of the consolidated financial statements by our new auditor, KPMG LLP, the Company has amended and restated its audited consolidated financial statements for the years ended December 31, 2022 and December 31, 2021. A summary of the related adjustments from this reaudit has been outlined in Note 2. The majority of the adjustments relate to the accounting treatment of select financial instruments (notably convertible debt instruments and warrant valuations) and their classification as liabilities versus shareholders equity. The amended and restated consolidated financial statements for the year ended December 31, 2022 should be considered to replace the audited consolidated financial statements previously filed on March 23, 2023.

The restatement of our previously issued financial statements had no effect on the Company’s cash and cash equivalents balance for the Restated Periods.

Outstanding Share Capital

As of the date of this MD&A, the Company had 27,263,165 Common Shares issued and outstanding. The maximum number of additional Common Shares issuable, should all convertible rights be exercised are as follows:

Common Shares Issuable:	As of the date of MD&A

Options (1)	3,557,250

2013 Warrants (2)	380,921

Founders Warrants (3)	315,500

Underlying Founders Warrants (4)	315,500

2021 30% Warrants (5)	270,957

2021 10% Warrants (6)	39,846

Class B Shares (7)	562,500

Warrants – Listed EPRX.WT(8)	2,826,274

Warrants – Listed EPRX.WT.A(9)	5,196,550

Compensation Warrants(10)	50,054

Nordic Warrants (11)	39,228

SVB Debt Facility (12)	2,091,690

Total Common Shares Issuable	15,646,270

Notes:

(1)	Represents options outstanding under the Company’s stock option plan, each having an exercise price between $1.90 and $8.00 and expiry dates ranging from March 31, 2025 to September 26, 2033.
(2)

Represents Common Share purchase warrants (“Warrants”) to acquire up to 380,921 Common Shares at an exercise price of $0.7572 per share, with each such Warrant expiring 120 days after the Warrant holder or the holder’s spouse ceases to be a director, officer or consultant of the Company.

(3)

Represents Warrants to acquire 315,500 units of the company (“Units”), with each Unit consisting of one Common Share and one underlying Warrant (an “Underlying Founder Warrant”) at an exercise price of $0.4984 per Unit, expiring 120 days after the Warrant holder ceases to be a director, officer or consultant of the Company.

(4)	Represents Underlying Founder Warrants to acquire up to 315,500 Common Shares, at an exercise price of $0.75 per share, expiring two years from the date of issuance of the Underlying Founder Warrant.
(5)

Represents Warrants to acquire up to 270,957 Common Shares at an exercise price of $5.5993 per share, being a 30% discount to the per share price of the Common Shares issued and sold in the Offering, with expiry dates ranging from January 4, 2024 to January 8, 2024.

(6)

Represents Warrants to acquire up to 39,846 Common Shares at an exercise price of $7.1991, being a 10% discount to the per share price of the Common Shares issued and sold in the Offering, with an expiry date of January 4, 2024.

(7)

Represents 562,500 Common Shares that are issuable upon conversion of the 225 Class B Shares of Eupraxia Pharma, Inc. held by Amanda Malone, the Chief Scientific Officer of the Company. Each Class B Share is exchangeable into Common Shares based on an exchange rate of 2,500 Common Shares for each Class B Share, subject to adjustments upon the occurrence of certain events, for a total of 562,500 Common Shares. The Class B Shares are exchangeable by Ms. Malone at her election, provided that the Company may force the exchange of the Class B Shares into Common Shares at any time on or after January 31, 2031, or on or after January 31, 2026 if the Company is listed on a stock exchange and is a reporting issuer in Canada at such time. The Company may also force the exchange of the Class B Shares into Common Shares if there is a change of control transaction involving the Company, a change in law which makes the exchange necessary or desirable or if there are a de minimis number of Class B Shares outstanding. If the Company is listed on a stock exchange at the time of the applicable exchange, the Company may elect to pay Ms. Malone cash in lieu of issuing Common Shares, with such cash amount to be determined based on the then current market price of the Common Shares.

(8)

Each Warrant is exercisable into one Common Share (each, a “Warrant Share”) at an exercise price of $11.20 per Warrant Share at any time prior to 5:00 p.m. (Eastern time) on the date that is five years following the closing of the Offering, subject to adjustment in certain events. The Warrants include an acceleration provision, exercisable at the Company’s option, if the Company’s daily volume weighted average share price is greater than $22.40 for five consecutive trading days.

(9)

Each Warrant entitles the holder thereof to acquire one Common Share at an exercise price of $3.00 per Common Share for a period of 48 months following the closing date of the Offering, being April 20, 2022.

(10)

500, 538 Warrants were issued to the agents of the Offering and represents 7% of the Units issued in the Offering including the over-allotment option (the “Compensation Warrants”). Each Compensation Warrant shall entitle the agents to acquire a Common Share at the Offering Price of $2.05 for a period of 48 months following completion of the Offering, being April 20, 2022. As of the date of this MD&A, 450,484 warrants had been exercised.

(11)

Each Nordic Warrant is exercisable into one Common Share at an exercise price of $11.20 per share at any time prior to 5:00 p.m. (Eastern time) on April 29, 2026, subject to adjustment in certain events. The Nordic Warrants include an acceleration provision, exercisable at the Company’s option, if the Company’s daily volume weighted average share price is greater than $22.40 for five consecutive trading days.

(12)

SVB may elect to convert the principal amount of the convertible debt into Common Shares at a conversion price equal to $5.68 per Common Share. SVB may also elect to convert accrued and unpaid interest, the conversion price of the accrued and unpaid interest will be subject to the minimum pricing requirements of the TSX, to the extent applicable at the time of conversion.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

As at December 31, 2022, an evaluation of the effectiveness of Eupraxia’s DC&P as defined under the rules adopted by the Canadian securities regulatory authorities was carried out under the supervision and with the participation of management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”).

Due to the material weaknesses described below, the Corporation determined that it does not have effective DC&P as at December 31, 2022.

Management is also responsible for establishing and maintaining adequate ICFR, which no matter how well designed, has inherent limitations and can provide only reasonably assurance with respect to the preparation and fair presentation of published financial statements. Under the supervision and with the participation of the CEO and CFO, management conducted an evaluation of the effectiveness of its ICFR as at December 31, 2022 using The Internal Control –Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded because of the material weaknesses described below, ICFR was not effective as at December 31, 2022. ICFR is a process designed by or under the supervision of management and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with IFRS.

The Company identified the following material weakness:

•	Insufficient management review of the classification of liabilities and equity under IAS 32 and the valuation of instruments in accordance with IFRS 13.

As a result of the control weakness identified above, the Company is currently in the process of assessing and remediating the deficiency. Remediation actions include the strengthening of the technical accounting team and engaging an external party to assist in the valuation of certain instruments. The Company expects the full remediation of this deficiency prior to year-end 2023.

There were no changes to the Company’s ICFR during the quarter ended September 30, 2023 that have materially affected or are reasonably likely to materially affect the Company’s ICFR.

Additional Information

Additional information about the Company is available on SEDAR+ at www.sedarplus.ca.